Darren K. DeStefano
(703) 456-8034
ddestefano@cooley.com

June 18, 2010

VIA EDGAR

Mr. Christian T. Sandoe

Senior Counsel

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:          Gladstone Investment Corporation

Preliminary Schedule 14A filed May 13, 2010

Commission File No. 814-00704

Dear Mr. Sandoe:

On May 13, 2010, Gladstone Investment Corporation (“Gladstone Investment” or the “Company”), filed with the United States Securities and Exchange Commission (the “Commission”) a Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).  On May 21, 2010, the Company received oral comments of the Staff of the Division of Investment Management (the “Staff”) related to the Preliminary Proxy Statement (the “Comments”).

In response to the Comments, the Company has filed with the Commission a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”).  For your convenience, we have restated the Comments prior to each of our corresponding responses below.

Page 4:  QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING — Can I change my vote after submitting my proxy?

Revise this section to clarify that the only way for stockholders to change their vote after midnight the night prior to the Annual Meeting is to do so in person at the Annual Meeting.

The Company has made the requested change, as reflected on page 4 of the Definitive Proxy Statement.

Page 8: Proposal 1 — Election of Directors

Revise the heading in the last column of the tables on pages 8 through 11 of this section by adding the words “During the Past Five Years” to clarify the period of time for which information is presented.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

The Company has made the requested change, as reflected on pages 8 through 11 of the Definitive Proxy Statement.

Page 12: Proposal 1 — Election of Directors

Please move the disclosure provided in the footnotes on pages 12 and 13 of this section to a more prominent location in the filing.

The Company has made the requested change, as reflected on pages 7 and 8 of the Definitive Proxy Statement.

Page 12: Information Regarding the Board of Directors and Corporate Governance — Oversight of Risk Management

Please disclose the impact of the Board of Directors’ role in risk management on the Board’s leadership structure.

The Company has made the requested change, as reflected on page 13 of the Definitive Proxy Statement.

* * * * * * * *

Please direct any further questions or comments concerning the Preliminary Proxy Statement or this response letter to the undersigned at (703) 456-8034 or Christi Novak at (703) 456-8562.

Sincerely,

/s/ Darren K. DeStefano
Darren K. DeStefano

Attachment

cc:	David J. Gladstone
Michael LiCalsi, Esq.
Thomas R. Salley, Esq.
Christina L. Novak, Esq.